Exhibit 7.3

MTR Corporation Limited

Computation of

Ratio of Earnings to Fixed Charges

Based on Hong Kong GAAP

(Expressed in millions of HK$)

	As of December 31
	1999	2000	2001	2002	2003
Profit before tax	2,116	4,055	4,278	4,213	5,198

Fixed Charges:
Interest expenses	1,680	1,942	1,870	1,748	1,636
Amortization of debt discount or deferred debt costs	32	46	53	23	24
Representative portion of interest in operating lease expenses(1)	13	6	5	4	4

Total fixed charges (B)	1,725	1,994	1,928	1,775	1,664

Less: fixed charges capitalized	383	797	1,029	621	104

	1,342	1,197	899	1,154	1,560

Earnings before taxes and fixed charges (A)	3,458	5,252	5,177	5,367	6,758

Ratio of Earnings to Fixed Charges (A)/(B)	2.00	2.63	2.69	3.02	4.06

(1)	The balance represented one third of operating lease expenses of the Group.